Exhibit 99.1

GOWell to Host First Half 2026 Financial Results & Corporate Update Webinar on October 21, 2026

SINGAPORE and NEW YORK, October 7, 2026 – GOWell Energy Technology (“GOWell” or the “Company”), a global one-stop-shop for innovative well logging solutions in the energy sector, will host a First Half 2026 Financial Results & Corporate Update Webinar on Wednesday, October 21, 2026 at 10:00 a.m. ET. The webinar will include a formal presentation and Q&A session with management, including GOWell’s CEO Guillaume Borrel, CFO Mike Reed and VP of Corporate Development David MacNeill.

To register for this webinar, please use the registration link found here. Additionally, for those unable to listen to the live webcast, a recording will be available following the live event on GOWell’s website at www.gowell.energy.

This webinar will include commentary from the GOWell management team, with discussions focused on financial results for the first half of 2026, operational strategy and outlook.

This webinar follows the completion of GOWell’s business combination with Inflection Point Acquisition Corp. V, a special purpose acquisition company, on September 25, 2026, and the commencement of trading on the Nasdaq under the ticker “GOW” on September 28, 2026.

About GOWell Energy Technology

GOWell Energy Technology is an international company that provides a wide range of innovative well logging technologies and distributed sensing solutions for energy companies globally. The Company maintains a multi-disciplinary research and development team with a robust patent portfolio of technology aimed to solve complex industry challenges. GOWell’s solutions can be applied to a wide range of wells from traditional energy to energy transition. The Company has a global, diverse customer base with long-term relationships with the key major oil service companies and operators in the energy sector. Headquartered in Singapore, GOWell has a global manufacturing and procurement network, with regional hubs in the United States and UAE in addition to regional operations that cover more than 50 countries.

For more information about GOWell Energy Technology, visit https://www.gowell.energy/.

Forward Looking Statements

This press release includes or may include “forward-looking statements” regarding, among other things, the plans, strategies and prospects, both business and financial, of GOWell Energy Technology and its subsidiaries. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” or similar expressions; provided that the absence of these does not mean that a statement is not forward-looking. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include: general economic, political and business conditions; the outcome of any legal proceedings that may be instituted against the Company or its subsidiaries; the Company’s capitalization and the market value of its securities following the consummation of the Business Combination; the ability of GOWell to issue equity, equity-linked or other securities in the future; the ability of the Company to realize the anticipated benefits of the Business Combination; the risks related to the rollout of GOWell’s business and the timing of expected business milestones; the ability of GOWell to execute its growth strategy, manage growth profitably and retain its key employees; the ability of GOWell to maintain the listing of its securities on the Nasdaq Stock Market LLC following the Business Combination; and other risks and uncertainties indicated in the Proxy Statement/Prospectus and in GOWell’s filings with the Securities and Exchange Commission. Undue reliance should not be placed upon the forward-looking statements.

These forward-looking statements are made only as of the date of this press release. The Company does not undertake any obligation to publicly update or revise any forward-looking statement contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Investor Relations Contact:

Gateway Group
Georg Venturatos, Patrick Hall
949-574-3860
GOWell@gateway-grp.com

Media Relations Contact:

Gateway Group
Zach Kadletz, Ryan Deloney
949-574-3860
GOWell@gateway-grp.com